UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

ROKK3R INC.
(Name of the Issuer)

Rokk3r Inc.

Rokk3r Labs LLC

Rokk3r Fuel Fund 2, LP

Nabyl Charania

German Montoya

Jeffrey S. Ransdell

Salim Ismail
(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

77544L104
(CUSIP Number of Class of Securities)

Nabyl Charania
Chief Executive Officer, Director
ROKK3R INC.

2121 NW 2nd Avenue #203

Miami, Florida 33127

Telephone (305) 259-6637
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Peter Jaslow, Esq.
Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
Telephone: 215-864-8737
Facsimile: 215-864-8999

This statement is filed in connection with (check the appropriate box): ☐

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934. ☒

The filing of a registration statement under the Securities Act of 1933. ☐

A tender offer. ☐

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Value (1)	Amount of Filing Fee (2)
$20,000.00	$2.60

(1) Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the value of the securities to be acquired consists of an estimated $20,000 of cash to be paid in lieu of the issuance of fractional shares of common stock in the reverse stock split.

(2) In accordance with Rule 0-11(b)(1) under the Exchange Act and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, the filing fee of $2.60 was determined by multiplying 0.0001298 by the transaction valuation of $20,000.00.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☒

Amount Previously Paid:	$4.00
Form or Registration No.:	Schedule 13E-3 (File No. 005-78571)
Filing Party:	Rokk3r Inc.
Date Filed:	April 3, 2020

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as originally filed on April 3, 2020 and subsequently amended, the “Transaction Statement”) is being filed by Rokk3r Inc., a Nevada corporation (“Rokk3r”, the “Company”), and Rokk3r Labs LLC, Rokk3r Fuel Fund 2, LP, Nabyl Charania, German Montoya, Jeffrey S. Ransdell, and Salim Ismail (collectively, and together with Rokk3r Inc., the “Filing Persons”) under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in order to report the results of the Rule 13e-3 transaction described below.  Except as set forth in this Amendment No. 4, all information in this Transaction Statement remains unchanged.

On March 17, 2020, the Company filed a preliminary information statement on Schedule 14C (the “Original Information Statement”) pursuant to Regulation 14C under the Exchange Act, describing the Company’s intent to effect a reverse stock split of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) at an exchange ratio of 1-for-200 (the “Reverse Stock Split”).  On April 21, 2020, the Company filed an Amendment No. 1 to the Original Information Statement pursuant to Regulation 14C under the Exchange Act with respect to the Reverse Stock Split. On April 24, 2020, the Company filed an Amendment No. 2 to the Original Information Statement pursuant to Regulation 14C under the Exchange Act with respect to the Reverse Stock Split. On April 27, 2020, the Company filed a definitive information statement on Schedule 14C pursuant to Regulation 14C under the Exchange Act with respect to the Reverse Stock Split.

The Reverse Stock Split became effective on May 19, 2020 (the “Reverse Stock Split Effective Time”). At the Reverse Split Effective Time, every 200 shares of Common Stock then-issued and outstanding were automatically combined into one share of Common Stock, without any change in the par value per share or the number of shares authorized.  Stockholders who held fewer than 200 shares of existing Common Stock at the Reverse Stock Split Effective Time received cash in the amount of $0.64 per share of existing pre-reverse split Common Stock and ceased to be stockholders of the Company. Stockholders who held more than 200 shares of existing Common Stock at the Reverse Stock Split Effective Time received one share of post-split Common Stock for each 200 shares of existing Common Stock held on the Reverse Stock Split Effective Date and cash in lieu of any fractional share of new Common Stock that such holder would otherwise been entitled to receive on the basis of $0.64 per share of existing Common Stock.

Immediately following the Reverse Stock Split, the total number of shares of the Company’s Common Stock issued and outstanding was 534,001 and the number of holders of the Company’s Common Stock was 68.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROKK3R INC.

Date: May 22, 2020	By:	/s/ Nabyl Charania
	Name:	Nabyl Charania
	Title:	Director and Chief Executive Officer

ROKK3R LABS LLC

	By:	/s/ Juan Montoya
	Name:	Juan Montoya
	Title:	Managing Member

ROKK3R FUEL FUND 2, LP

	By:	/s/ Jeffrey S. Ransdell
	Name:	Jeffrey S. Ransdell
	Title:	Managing Partner

NABYL CHARANIA

	By:	/s/ Nabyl Charania
	Name:	Nabyl Charania

GERMAN MONTOYA

	By:	/s/ German Montoya
	Name:	German Montoya

JEFFREY S. RANSDELL

	By:	/s/ Jeffrey S. Ransdell
	Name:	Jeffrey S. Ransdell

SALIM ISMAIL

	By:	/s/ Salim Ismail
	Name:	Salim Ismail

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